MCMILLAN BINCH

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Reply Attention of *Chung H. Yue*
Direct Line *(416) 865-7296*
Internet Address *Cyue@mcbinch.com*
Our File No. *0056106*
Date *January 2, 2002*

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Mail Stop 3-2
Washington, D.C. 20549
U.S.A.


02002942

SUPPL

Dear Mesdames/Sirs:

Re: Boliden Limited
File No. 82-4707

As required by Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith and listed below are relevant documents for the period from the date of our letter of December 14, 2001 through the date of this letter:

1. News release – Boliden supplies environmental technology to Russian mining company, December 18, 2001; and

2. News release – New employees of the executive Management Group at Boliden, December 21, 2001.

Yours truly,

Chung H. Yue
Law Clerk

Enclosures
K:\SEC\CHY\BOLIDEN\LETSEC46.DOC


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BOLIDEN LIMITED

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BOL. (TSE)


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Attention Business Editors:

Boliden supplies environmental technology to Russian mining company

STOCKHOLM, Sweden, Dec. 18 /CNW/ - Boliden Contech and the Russian company Kola Mining and Metallurgical Company, KMMC, have signed an agreement regarding environmental technology at KMMCs metallurgical operations situated on the Kola Peninsula in Western Russia. The contract is worth SEK 116 million and includes construction and delivery of equipment by Boliden Contech for gas and water treatment as well as other environmental technology to KMMCs operations in the area.

"Over its long history, Boliden has accumulated a vast knowledge and considerable experience in the area of environmental technology. This has been instrumental in being able to sign this important agreement with KMMC regarding the Pechannickel project", says Staffan Jahkel, Vice President, Boliden Contech.

In addition, Boliden Contech has also signed an agreement with the Nordic investment bank, Nordiska Investeringsbanken, NIB. The contract with NIB amounts to SEK 11 million and encompasses services that Boliden Contech will supply to NIB. NIB is the primary investor in the modernization that KMMC plans to carry out.

Boliden Contech conducts research and sales of technology for mineral treatment, smelting, refining, chemicals and the environment. Boliden has also built a considerable sales operation by supplying spare parts, project management and other services within the area of base metal production.

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For further information: Staffan Jahkel, Vice President, Boliden Contech, tel: +46 70 645 68 53.

BOLIDEN LIMITED has 56 releases in this database.

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FILE NO.

82-4707


CNW
Canada NewsWire

BOLIDEN LIMITED

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BOL. (TSE)


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Earnings

Attention Business Editors:

New employees of the executive Management Group at Boliden

STOCKHOLM, Sweden, Dec. 21 /CNW/ -

New Chief Financial Officer

Ruben Ornstein has been appointed as new Chief Financial Officer of the Boliden Group. He will take up his position on 1 January 2002.

Ruben Ornstein, 53 years old, has solid experience in dealing with financial issues in senior positions including the ABB Group.

New Legal Counsel

Marianne Lindholm has been appointed as new Legal Counsel of the Boliden Group. She will take up her position on 21 January 2002.

Marianne Lindholm, 51 years old, comes from positions as Legal Counsel at AssiDoman and Sandvik.

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For further information: please contact CEO Jan Johansson, tel +46 8 610 15 15 or +46 70 555 02 02

BOLIDEN LIMITED has 57 releases in this database.

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